Exhibit 99.1

ELBIT IMAGING TRANSFERS TITLE IN THE SHARES OF FOUR HOTELS IN
THE NETHERLANDS TO PPHE HOTEL GROUP LIMITED
 AND PAYMENT OF THE CONSIDERATION

Tel Aviv, May 17, 2012, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit”) announced today, further to its announcement on April 1, 2012  in respect of a Share Purchase Agreement with PPHE Hotel Group Limited (“PPHE”) and PPHE Netherlands B.V., with regard to the sale of Elbit's holdings in its subsidiaries (the “Purchased Companies”) which own a 50% interest in the following hotels in the Netherlands: the Park Plaza Victoria Amsterdam Hotel; the Park Plaza Utrecht Hotel; the art'otel Amsterdam and the Park Plaza Airport Hotel (collectively: the “Hotels”), that the transfer of title in the shares of the Purchased Companies to PPHE Netherlands B.V. and the payment of the consideration have occurred. The consideration in the transaction consists of: (i) the payment of €23 million in cash and (ii) the issuance of 700,000 ordinary shares of PPHE to Elbit, with an estimated fair market value of approximately €3.5 million.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) potential investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2011, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il
Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054